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SEC 10029003 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAIT Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Arch Street, 17th Floor
(No. and Street)

Philadelphia (City) PA (State) 19104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Shenkman 215-680-1377
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

SEC Mail Processing Section

MAR 02 2010

Washington, DC 107

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Sheahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RAIT Securities, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Courtney J. Everngham - Notary Public
City of Philadelphia, Philadelphia County
MY COMMISSION EXPIRES MAR. 14, 2013

Signature

CFO / FINOP
Title

Courtney J. Evergham
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5 and Report of Independent Registered Public Accounting Firm

RAIT Securities, LLC

December 31, 2009

Contents

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

The Member of
RAIT Securities, LLC

We have audited the accompanying statement of financial condition of RAIT Securities, LLC (a wholly owned subsidiary of Taberna Realty Finance Trust) (formerly Taberna Securities, LLC) (the Company), as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of RAIT Securities, LLC as of December 31, 2009, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. This supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 26, 2010

RAIT Securities, LLC

Statement of Financial Condition

As of December 31, 2009

(Dollars in thousands)

ASSETS		
Cash and cash equivalents	$	1,895
Deposits with clearing firms		350
Other assets		998
Total assets	$	3,243
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	44
Payable to affiliates		1,484
Total liabilities		1,528
Member's equity		1,715
Total liabilities and member's equity	$	3,243

The accompanying notes are an integral part of this statement.

RAIT Securities, LLC

Statement of Operations

Year ended December 31, 2009

(Dollars in thousands)

Revenue	
Riskless principal trade income	$ 781
Interest and other income	22
Total revenue	803
Expenses	
Expenses incurred by affiliates	1,107
Compensation expense	819
Professional services expense	247
Other expenses	257
Total expenses	2,430
Income (loss) before income tax benefit	(1,627)
Income tax benefit	546
Net income (loss)	$ (1,081)

The accompanying notes are an integral part of this statement.

RAIT Securities, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2009

(Dollars in thousands)

Balance at January 1, 2009	$ 2,796
Net income (loss)	(1,081)
Balance at December 31, 2009	$ 1,715

The accompanying notes are an integral part of this statement.

RAIT Securities, LLC

Statement of Cash Flows

Year ended December 31, 2009

(Dollars in thousands)

Cash flows from operating activities	
Net income (loss)	$ (1,081)
Depreciation expense	18
Change in assets and liabilities	
Deposits with clearing firms	(250)
Other assets	99
Accrued expenses	18
Net cash from operating activities	(1,196)
Cash flows from financing activities	
Advances from affiliates	1,793
Repayments to affiliates	(134)
Net cash from financing activities	1,659
Net increase in cash and cash equivalents	463
Cash and cash equivalents at beginning of year	1,432
Cash and cash equivalents at end of year	$ 1,895

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION

RAIT Securities, LLC (the Company) is a Delaware limited liability company. The Company was formed on February 3, 2005. The Company is an introducing broker providing execution services to institutional investors. The Company is a registered broker-dealer with the Financial Industry Regulatory Authority, Inc. and is registered with the Pennsylvania Securities Commission. The Company is a member of the Securities Investors Protection Corporation. On June 2, 2009, the Company changed its name from Taberna Securities, LLC to RAIT Securities, LLC.

The Company is wholly-owned by Taberna Realty Finance Trust (TRFT), a Maryland real estate investment trust (REIT). The Company has elected to be treated as a taxable REIT subsidiary under the Internal Revenue Code. As a wholly-owned subsidiary of TRFT, the Company utilizes the employees and other general and administrative support provided by Taberna Capital Management LLC (TCM), which is another taxable REIT subsidiary of TRFT. As a result, the financial condition and results of operations presented herein may not be indicative of the financial condition and results of operations that may have occurred if the Company was not a wholly-owned subsidiary of TRFT.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company has evaluated subsequent events through February 26, 2010 and provided the appropriate disclosures on subsequent events identified.

b. Cash and Cash Equivalents

Cash and cash equivalents include cash held in banks and highly liquid investments with maturities of three months or less.

c. Deposits with Clearing Firms

The Company maintains two interest bearing accounts totaling $350 with its clearing agents. These accounts are not insured by the FDIC.

(Continued)

(Dollars in thousands)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

d. Revenue Recognition

1. Riskless principal trade income – Riskless principal trades are transacted through the Company's proprietary account with a customer order in hand, resulting in little or no market risk to the Company. Transactions are recognized on a trade date basis.
2. Origination fees – The Company earns origination fees in connection with the origination of trust preferred securities, subordinated debentures and other debt instruments. These fees and related origination expenses are recognized on a trade date basis as securities transactions occur. The Company did not earn any origination fees during the year ended December 31, 2009.

e. Expenses Incurred by Affiliate

The Company and TCM are wholly-owned subsidiaries of TRFT and shares employees, office space, and other general and administrative items. Costs directly attributable to securities transactions are paid and recorded by the Company. Costs indirectly associated with securities transactions, including employee salaries, bonuses, employee benefits, office space, and other general and administrative costs, are allocated to the Company based on the portion of time spent by employees on securities transactions or administrative matters relating to the Company's business activities.

f. Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 740, "Income Taxes". The Company is subject to U.S. federal, state and local income taxes. Income taxes are accrued by the Company in the year in which the taxable revenue is received.

NOTE 3 - INCOME TAX EXPENSE (BENEFIT)

The components of the Company's income tax expense (benefit) are as follows:

Description	Current
Federal expense (benefit)	$ (546)
State and local expense (benefit)	-
Provision (benefit) for income taxes	$ (546)

The Company did not have any deferred tax assets or liabilities as of December 31, 2009.

The Company's effective tax rate for the year ended December 31, 2009 was 33.6% and was comprised of the following:

Federal statutory rate	35.0%
Permanent items	(1.4)%
Effective tax rate	33.6%

(Dollars in thousands)

NOTE 4 - RELATED PARTY TRANSACTIONS

Daniel G. Cohen was TRFT's chief executive officer until his resignation on February 22, 2009 and remains a trustee of RAIT Financial Trust, which is TRFT's parent company. Mr. Cohen serves as the Chairman of the board of directors and Chief Executive Officer of Cohen & Company Inc. (Cohen & Company).

a. Riskless trade income – During the year ended December 31, 2009, Cohen & Company purchased $6,000 of CDO notes payable rated AAA from third parties using the broker-dealer services of the Company, for which the Company received $15 in riskless trade income.
b. Lease agreement – TCM maintains sub-lease agreements for shared office space and facilities with Cohen & Company. The Company's allocated portion of expenses associated with the sub-lease agreements was $2 for the year ended December 31, 2009.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of the greater of $100 or 6-2/3% of aggregate indebtedness. As applied to the Company, the rule requires minimum net capital of $102. As of December 31, 2009, the Company's net capital was $717, which exceeds the minimum requirements by $615.

NOTE 6 - EXEMPTIVE PROVISIONS

The Company is exempt from the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii). The Company continues to introduce and clear its customers' transactions on a fully disclosed basis with its clearing broker and was not in possession of any customer funds at December 31, 2009.

NOTE 7 - CONTINGENCIES

In the ordinary course of business, claims are made against the Company from time to time for alleged damages in connection with its operation for which the Company maintains insurance. In the opinion of management, the resolution of such matters will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Following the approval of the membership interest issuance by FINRA and any other applicable agencies and the satisfaction of other conditions, the Company will issue membership interests to certain Company employees.

NOTE 8 – SUBSEQUENT EVENTS

On February 24, 2010, TRFT declared a capital contribution to the Company of $1,000.

SUPPLEMENTAL INFORMATION

RAIT Securities, LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2009

(Dollars in thousands)

Net capital	
Total member's equity	$ 1,715
Deductions	
Non-allowable assets	
Other assets	(998)
Total deductions	(998)
Net capital	717
Aggregate indebtedness	
Accounts payable and accrued expenses	44
Payable to affiliates	1,484
Aggregate indebtedness	1,528
Net capital requirement is the greater of the following:	
Computation of basic net capital required as 6-2/3% of aggregate indebtedness	102
Minimum net capital required per SEC Rule 15c3-1	100
Net capital requirement	102
Excess net capital	$ 615
Aggregate indebtedness	$ 1,528
Percentage of aggregate indebtedness to net capital	213%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

RAIT Securities, LLC

Computation for Determination of Reserve Requirements under Rule 15c3-3
of the Securities and Exchange Commission

As of December 31, 2009

As of December 31, 2009, the Company is not subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 because it qualifies for an exemption pursuant to paragraph (k)(2)(ii) of Rule 15c3-3. The Company continues to introduce and clear its customers' transactions on a fully disclosed basis with its clearing broker and was not in possession of any customer funds at December 31, 2009.

SUPPLEMENTAL REPORTS

GrantThornton

Audit • Tax • Advisory

Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17A-5 for a Broker-Dealer Claiming an Exemption for SEC Rule 15c3-3

The Member of
RAIT Securities, LLC

In planning and performing our audit of the financial statements of RAIT Securities, LLC (wholly owned subsidiary of Taberna Realty Finance Trust) (formerly Taberna Securities, LLC) (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles (US GAAP) Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's member, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 26, 2010

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm's on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Member of
RAIT Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by RAIT Securities, LLC (a wholly owned subsidiary of Taberna Realty Finance Trust) (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, (collectively, the specified parties) solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the general ledger for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 26, 2010

Grant Thornton